UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 000-15375

RADA ELECTRONIC INDUSTRIES LIMITED
(Translation of registrant’s name into English)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

EXPLANATORY NOTE.

On November 28, 2022, RADA Electronic Industries Ltd., a company organized under the laws of Israel (the “Company” or “RADA”), and Leonardo DRS, Inc., a Delaware corporation (“DRS”), completed their previously announced merger, pursuant to the Agreement and Plan of Merger, dated as of June 21, 2022, as amended (the “Merger Agreement”), by and among the Company, Blackstart Ltd, a wholly owned subsidiary of DRS organized under the laws of Israel (“Merger Sub”). In accordance with the terms of the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company of the Merger and as a wholly owned subsidiary of DRS.

At the effective time of the Merger (the “Effective Time”), each ordinary share of the Company, par value NIS 0.03 per share (the “RADA Ordinary Shares”) issued and outstanding (other than: (i) shares held by DRS or Merger Sub and (ii) shares held by any direct or indirect subsidiary of DRS or RADA) (the “Eligible Shares”) was converted into, and became exchangeable for one (the “Exchange Ratio”) share of common stock of DRS, par value, $0.01 per share (the “DRS Common Stock”) (the “Merger Consideration”) . Prior to the Effective Time, the shares of DRS Common Stock held by US Holding (as defined below) were split (the “Stock Split”), as further described in this Report of Foreign Private Issuer on Form 6-K the ”Current Report”), such that, immediately following the Effective Time and the issuance of the shares of DRS Common Stock to holders of RADA Ordinary Shares and the treatment of options to purchase RADA Ordinary Shares (“RADA Options”) as described in the following paragraph: (a) US Holding holds 80.5% of the issued and outstanding shares of DRS Common Stock on a fully diluted basis, as calculated pursuant to the terms of the Merger Agreement; and (b) the holders of RADA Ordinary Shares, RADA Options and other RADA securities hold or have entitlements to 19.5% of the issued and outstanding shares of DRS Common Stock on a fully diluted basis, as calculated pursuant to the terms of the Merger Agreement.

As provided in the Merger Agreement, each outstanding option, whether vested or unvested, to purchase RADA Ordinary Shares under the 2015 Share Option Plan and 2021 Equity Incentive Plan (together, the “RADA Plans”) was assumed by DRS and substituted with an option to purchase shares of DRS Common Stock (the “DRS Options”) in accordance with the terms of DRS’s 2022 Omnibus Equity Compensation Plan (the “DRS Plan”) and stock option agreement by which it is evidenced.  From and after the Effective Time, the number of shares of DRS Common Stock subject to such DRS Options issued to holders of outstanding options to purchase RADA Ordinary Shares upon the Effective Time, is equal to the number of RADA Ordinary Shares subject to such RADA Options immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share, and the per share exercise price under each such DRS Option is equal to the exercise price per RADA Ordinary Share subject to such RADA Option immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent). Each RADA Option holder’s right to exercise his or her DRS Option under the DRS Plan is subject to substantially the same terms and conditions as were applicable to it pursuant to the RADA Plans immediately prior to the Effective Time, including the same vesting restrictions and continued service requirements and the same rights to vesting upon a qualifying termination of employment, to the extent applicable.

On November 21, 2022, the Company, Merger Sub and DRS entered into a side letter agreement providing for certain limited waivers and modifications to the Merger Agreement (the “Side Letter”). Pursuant to the Side Letter, the parties provided for, among other things, a modification of Section 2.1 of the Merger Agreement such that the percentage calculations set forth therein will assume a reference price for RADA Options equal to the volume-weighted average trading price of the RADA Ordinary Shares on the NASDAQ Capital Market (“NASDAQ”) for the ten trading days immediately prior to November 23, 2022, rather than the closing date of November 28, 2022.

The foregoing description of the Merger, the Merger Agreement and the Side Letter does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement and the Side Letter, which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Current Report , and are incorporated by reference herein. The Merger Agreement and the transactions contemplated thereby were previously described in the Report of Foreign Private Issuer on Form 6-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 21, 2022.

On November 28, 2022, the Company and DRS issued a joint press release announcing the consummation of the Merger. A copy of the joint press release is attached hereto as Exhibit 99.4 to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

In connection with the consummation of the Merger, RADA notified both the Tel Aviv Stock Exchange Ltd (the “TASE”) of the completion of the Merger, and that each outstanding RADA Ordinary Share was converted pursuant to the Merger into the right to receive the Merger Consideration, subject to the terms and condition of the Merger Agreement and Side Letter. Trading of RADA Ordinary Shares were suspended from trading on the TASE on November 27, 2022. Additionally, RADA requested that NASDAQ file a notification of removal from listing on Form 25 with the SEC with respect to the delisting of the RADA Ordinary Shares. RADA expects to terminate registration of the RADA Ordinary Shares under the Securities Exchange Act of 1934, as amended, and cease to report to the SEC, approximately 10 days following the filing of the Form 25.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s and DRS’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their business and industry, management’s beliefs and certain assumptions made by the Company and DRS, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about anticipated benefits, growth opportunities and other events relating to the Merger, and projections about the Company’s business and its future revenues, expenses and profitability, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could”, “seek,” “see”, “would”, “might”, “continue”, “target” or the negative of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on the Company’s own information and information from other sources the Company believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing business, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and Israel and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants and related private and public sector measures; the Company’s ability to provide a safe working environment for employees during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; the Company’s and DRS’s ability to implement their business strategy; pricing trends, including the Company’s and the DRS’s ability to achieve economies of scale; restrictions during the pendency of the proposed transaction that may impact the Company’s or DRS’s ability to pursue certain business opportunities or strategic transactions; other risks and uncertainties affecting DRS, including those described from time to time under the caption “Risk Factors” and elsewhere in DRS’s SEC filings and reports, including DRS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2022 and June 30, 2022 and September 30, 2022; and the other risk factors discussed from time to time by the Company in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. SEC filings for the Company are available on the Company’s website at https://www.rada.com/investors. We assume no obligation to update any forward-looking statements, which apply only as of the date of this Current Report.

EXHIBIT INDEX

99.1
Agreement and Plan of Merger, dated as of June 21, 2022, by and among Leonardo DRS, Inc., Blackstart Ltd and RADA Electronic Industries Ltd. (incorporated by reference to Exhibit 2.1 of the Company’s Report of Foreign Private Issuer on Form 6-K , filed with the SEC on June 21, 2022)*

99.2	Waiver and Amendment to Agreement and Plan of Merger, dated as of August 25, 2022, by and among RADA Electronic Industries Ltd., Leonardo DRS, Inc., and Blackstart Ltd

99.3	Side Letter, dated as of November 21, 2022, by and among RADA Electronic Industries Ltd., Leonardo DRS, Inc. and Blackstart Ltd.

99.4	Press Release, dated November 28, 2022, jointly issued by RADA Electronic Industries Ltd. and Leonardo DRS, Inc.

*Certain Schedules or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Limited

Date: November 28, 2022	By:	/s/ Avi Israel
Name: Avi Israel
Title: Chief Financial Officer